

15026417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

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SEC FILE NUMBER
8-29426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
                                 ___MM/DD/YY___   ___MM/DD/YY___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Berthel Fisher & Company Financial Services, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street, Building B
                        (No. and Street)

Marion   Iowa   52302
  (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Wegmann   (319)447-5700
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
                (Name – if individual, state last, first, middle name)

221 3rd Ave. SE STE. 300   Cedar Rapids   Iowa   52401
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Wegmann _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Berthel Fisher & Company Financial Services, Inc. _____ , as
of December 31 _____, 20 14 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

MICHELLE R. HARTZELL
Commission Number 163625
My Commission Expires
_____

_____
Signature

_____
CFO

_____
Notary Public   Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

**Berthel Fisher Financial Services, Inc.
(A Wholly Owned Subsidiary of
Berthel Fisher & Company)**

Financial Report
December 31, 2014

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Berthel Fisher & Company Financial Services Inc.'s financial statements. The Supplemental Information is the responsibility of Berthel Fisher & Company Financial Services Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2015

1

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	5,096,551
Deposit with clearing broker		50,000
Due from clearing broker		566,868
Commissions receivable		1,059,932
Other receivables, including income tax receivable from parent company		2,374,331
Short-term investments		250,000
Investments in securities:		
Marketable, at fair value		58,977
Not readily marketable, at estimated fair value, cost of $142,700		4,787
Notes receivable		110,209
Property and equipment		261,238
Other assets		105,586
Goodwill		3,880,029
	$	13,818,508

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,962,424
Accounts payable and other accrued expenses		1,916,716
Deferred income tax liability, parent company		576,000
Deferred revenue		91,347
Total liabilities		5,546,487

Commitments and contingencies (Note 9)

Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares;		
issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, no par, authorized		
50,000 shares; issued and outstanding 4,182 shares		300,142
Additional paid-in capital		5,077,892
Retained earnings		72,839
Total stockholder's equity		8,272,021
	$	13,818,508

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Operations
Year Ended December 31, 2014

Revenues:		
Commissions	$	45,395,291
Fee-based revenue		9,921,523
Marketing fees		2,739,927
Interest and dividends		67,897
Net unrealized investment gains		7,975
Other		2,980,175
Total revenues		61,112,788
Expenses:		
Commissions		46,692,596
Employee compensation		2,372,976
Employee benefits		550,851
Management fees		3,168,000
Attorney fees including litigation and settlements		2,195,129
Occupancy		595,442
Clearing charges		1,484,205
Reporting services		486,954
Data processing		495,439
Depreciation and amortization		151,313
Other general and administrative expenses		2,390,189
Total expenses		60,583,094
Income before income taxes		529,694
Income tax expense		216,555
Net Income	$	313,139

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2013	$ 2,821,148	$ 300,142	$ 5,077,892	$ (222,290)	$ 7,976,892
Net Income	-	-	-	313,139	313,139
Dividends on preferred stock	-	-	-	(18,010)	(18,010)
Balance, December 31, 2014	$ 2,821,148	$ 300,142	$ 5,077,892	$ 72,839	$ 8,272,021

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Income	$	313,139
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Net change in unrealized (gains) on securities owned		(7,975)
Depreciation and amortization		75,694
Amortization of notes receivable		75,619
Deferred income taxes		178,000
Change in assets and liabilities:		
Due from clearing broker		(4,998)
Commissions receivable		(516,773)
Other receivables, including income tax receivable from parent company		(1,041,726)
Investments in securities		82
Notes receivable		(39,154)
Other assets		(42,003)
Commissions payable		650,897
Accounts payable and other accrued expenses		594,440
Deferred revenue		(121,797)
Net cash flows provided by operating activities		113,445
Cash Flows (Used in) Investing Activities:		
Purchase of property and equipment		(35,553)
Cash Flows (Used in) Financing Activities:		
Dividends on preferred stock		(18,010)
Increase in cash and cash equivalents		59,882
Cash and cash equivalents:		
Beginning		5,036,669
Ending	$	5,096,551
Supplemental Disclosure of Cash Flow Information:		
Income taxes paid	$	77,283

See Notes to Financial Statements.

5

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (Company) is a wholly owned subsidiary of Berthel Fisher & Company (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association. The Company is a securities broker-dealer and a registered investment advisor that sells various securities such as equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by clearing brokers of $305,825 as of December 31, 2014.

Deposit with clearing broker: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Receivables: Receivables from clearing broker and commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of not readily marketable securities, goodwill impairment testing and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

In accordance with accounting practices for broker-dealers, marketable securities are valued at fair value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and fair value is included in the statement of operations as unrealized gain and loss. Realized gains and losses are recognized using the specific-identification method.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes, including assisting new registered representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over two to five years from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the balance of the note. Forgivable loans totaled $255,578 as of December 31, 2014 with loan amortization charged to expense of $75,619 for the year ended December 31, 2014. Other notes receivable consists of a single note valued at $3,750 and is scheduled for repayment in January of 2015. Management's estimate of the allowance is based on an assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. As of December 31, 2014, there is no allowance for uncollectible accounts associated with this receivable.

Goodwill: The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Management performs goodwill testing in the 4th quarter of each year. Using a quantitative approach, management determined that as of December 31, 2014, there was no impairment.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2014, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Common stock: In the ordinary course of business, the Parent of the Company will enter into financing agreements requiring it to pledge the Company's common stock as collateral.

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement. Other revenues consist of technology and other fees that are typically earned in accordance with agreements with registered representatives and correspondent brokers as well as annual seminar fees.

Deferred revenue: In 2010, the Company converted a majority of customer-related transactions to one clearing broker. In connection with meeting the required conversion criteria as specified in the clearing agreement, the Company received $1,750,000 in 2010 which is being recognized as revenue over the term of the clearing agreement which expires in March 2016. The Company recorded $121,797 of deferred revenue in 2014, leaving deferred revenue of $91,347 as of December 31, 2014 to be recognized over the remaining term of the agreement.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in level 1 includes listed equities and listed derivatives.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Money market funds are stated at the net asset value (NAV) per share of the fund. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. These financial instruments are classified as level 2 in the fair value hierarchy.

Not readily marketable investments owned by the Company consist of equity securities and warrants of U.S. based companies in industries such as information management products and services and wireless communications. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the Board of Directors. In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's not readily marketable investments generally represents the amount the Company would expect to receive if it were to liquidate its investment. These financial instruments are classified in Level 3 of the fair value hierarchy.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2014.

Accrued litigation contingencies: The Company considers the following factors in determining whether accrual and/or disclosure of litigation contingencies should be made to the financial statement: 1) the date of occurrence for the cause of action, 2) the degree of probability of an unfavorable outcome and 3) the ability to reasonably estimate the amount of the loss.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is in the process of evaluating this new guidance.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $3,168,000 for the year ended December 31, 2014. As of December 31, 2014, other receivables include an income tax receivable from the Company's Parent for $1,130,964.

During the year ended December 31, 2014, the Company paid $532,810 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company paid $153,980 to an affiliate for license and user fees for the year ended December 31, 2014.

Note 3. Notes Receivable

Notes receivable as of December 31, 2014, consist of the following:

Various uncollateralized notes receivable due from brokers	$	259,328
Less amortization of forgivable notes		(149,119)
	$	110,209

Note 4. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2014 are summarized as follows:

Current	$	38,555
Deferred		178,000
Income tax expense	$	216,555

The provision for income taxes for the year ended December 31, 2014 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	203,932
Nondeductible expenses		14,218
Federal tax benefit of state income taxes deduction		(1,595)
	$	216,555

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 4. Income Taxes (Continued)

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$ 129,000
Gross deferred income tax liabilities	(705,000)
Net deferred income tax liabilities	$ (576,000)

During the year ended December 31, 2014, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent and Company file income tax returns in U.S. federal jurisdiction, and various states as necessary. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2011.

Note 5. Property and Equipment

Property and equipment as of December 31, 2014 consists of the following:

Furniture and fixtures	$ 863,080
Leasehold improvements	278,116
Development fees	292,132
Accumulated depreciation	(1,172,090)
Property and equipment, net	$ 261,238

Note 6. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative six percent annual dividend. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends.

Note 7. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $2,253,223 which was $1,921,857 in excess of its required net capital of $331,366. The Company's net capital ratio was 2.21 to 1.

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 8. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2014 aggregated $94,673.

Note 9. Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $554,626 was incurred during the year ended December 31, 2014.

In the normal course of business, the Company has been named a defendant/respondent in or party to pending and threatened legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. The Company will continue to identify legal actions where the Company believes a material loss to be reasonably possible and reasonably estimable. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

Management of the Company, after consultation with counsel and a review of available facts, believes the Company has meritorious defenses and intends to vigorously defend itself against the legal actions brought against the Company. Management believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows other than for amounts already expensed and recorded.

The Company maintains Errors and Omissions (E&O) insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement. As of December 31,

2014, the Company recorded a $760,428 receivable from the insurance carrier with a payable for the same amount to claimants.

Where available information indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to net income. The Company accrued $246,571 relating for these matters. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2014.

Notes to Financial Statements

Note 9.   Commitments and Contingencies (Continued)

The Company cannot reasonably estimate losses for legal actions that are in early stages of development or where the plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including lengthy discovery to determine important factual matters, and by addressing unsettled legal questions relevant to the actions in question, before a loss or additional loss can be reasonably estimated. The Company has received claims ranging from $50 thousand to $5 million. Management, in consultation with counsel, has determined that material losses are not probable for these claims and whatever loss may be incurred cannot be reasonably estimated at this time.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to the deductible per case, subject to policy limitations and exclusions.

Note 10.   Financial Instruments and Fair Value

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value:

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Common stock	$ 58,977	$ -	$ 4,787
Money market fund, included in cash and cash equivalents	-	1,532,808	-
	$ 58,977	$ 1,532,808	$ 4,787

Berthel Fisher & Company
Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 10. Financial Instruments and Fair Value (Continued)

Financial instruments classified as level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the level 3 financial instruments:

Balance, January 1, 2014	$	6,585
Purchase of investment securities		-
Distributions received		(77)
Change in unrealized appreciation		(1,721)
Balance, December 31, 2014	$	4,787

There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2014.

Note 11. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2014

Computation of net capital:		
Total stockholder's equity	$	8,272,021
Nonallowable assets and other deductions:		
Petty cash		200
Other receivables, including income tax receivable from parent company		1,613,902
Investments in securities not readily marketable		4,787
Notes receivable		110,209
Property and equipment		261,238
Other assets		105,586
Goodwill		3,880,029
Net capital before haircuts on securities positions		2,296,070
Haircuts on securities positions		42,847
Net capital	$	2,253,223
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Commissions payable	$	2,962,424
Accounts payable and other accrued expenses		1,916,716
Deferred revenue		91,347
Total aggregate indebtedness	$	4,970,487
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total		
aggregate indebtedness or $100,000	$	331,366
Excess net capital, net capital less net capital requirement	$	1,921,857
Percentage of aggregate indebtedness to net capital		220.59%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2014.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.